July 27, 2005

Mail Stop 3561

Via US Mail and Facsimile

Ms. Sue Ann Merrill
Chief Financial Officer and Secretary
376 Main Street, PO Box 74
Bedminster, New Jersey 07921

Re:	Kent Financial Services, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Form 10-QSB for the period ended March 31, 2005
	Commission file #: 001-07986

Dear Ms. Merrill:

We have reviewed the above referenced filing and have the following comments. Please file an amended Form 10-KSB in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Management`s Discussion & Analysis

-  Market Risk, page II-7

1. We note from your statement of operations that the caption "interest, dividends and other" was a significant part of your revenue in 2004. Please revise your market risk disclosure to include a discussion on interest rate risk, or alternatively tell us why you do not believe that risk is significant to your operations.

- Investment Company Act of 1940, page II-8

2. We note your disclosure that you believe your 50.06% ownership in
Cortech is your primary business and you will not be deemed to be an investment company under the 1940 Act. Please explain to us how you have analyzed your status in regards to the requirements to register as an investment company under the 1940 Act and explain why you believe that you are not required to register as such an investment company.

Notes to the Financial Statements

Note 1.  Summary of Significant Accounting Policies

- Sale of T.R. Winston

3. We note that in 2003 you sold 60% of Winston to two executives of
Winston. Please tell us the nature and amount of consideration that was received from the sale of that interest and indicate whether a gain or loss was recognized on sale of the interest. If so, explain how it was calculated. Additionally, please explain to us the nature and terms of the put option liability that was established in connection with the initial sale and your basis of accounting for it as deferred compensation, or a reduction in equity in 2003. Also, explain in further detail how you calculated the gain on disposition of your remaining interest in Winston of $71,000. We may have further comment upon receipt of your response.

Note 3.  Securities Owned

4. We note you have a 36.9% interest in General Devices, which has been increased to a 44% interest subsequent to year end. Please tell us your basis for not accounting for this investment using the equity method of accounting. If you do not believe that your 36.9% interest provides you with significant influence over this entity`s operations, explain in detail your basis for this conclusion. See paragraph 17 of
APB 18.

5. Your disclosures suggest that you have classified your equity securities as trading securities. Considering your disclosure in Note
3 that your securities are held for capital appreciation, and the fact that the securities of Dewey Electronics and Golf Rounds have been held since at least 1999, please tell us why you believe these investments are appropriately classified as trading securities. Also, tell us and revise your financial statements to explain how the investment gains reflected in your statements of operations were calculated or determined and disclose the portion of the gains that relate to securities still held at the reporting date. Additionally, explain how you determined that your investment securities held at December 31, 2004 were not impaired.

Note 4.  Acquisition of Cortech

6. Please explain why the Company accounted for its investment in Cortech "based on fair value as determined by the management of AVF" prior to the June 2004 transaction in which AVF acquired 139,328 shares of Cortech, increasing its ownership interest to 50.06%. As part of your response, please tell us the number of shares and percentage of total shares in Cortech held by AVF prior to this transaction. Additionally, if AVF held a greater than 20% interest prior to the June 2004 transaction, please explain in detail why the
Company did not use the equity method of accounting to account for its interest in Cortech. Also, please revise the notes to your financial statements to include all of the disclosures required by paragraphs
51, 52 and 54 of SFAS No.141 with respect to your acquisition of this interest in Cortech or explain in detail why you do not believe this is required.

7. We note your disclosure that at December 31, 2004, Cortech had 382,735 common stock options outstanding at exercise prices ranging from $3.50 to $13.59 per share expiring from 2005 through 2010. Please revise your note to include the disclosures outlined in paragraph 47 and 48 of SFAS 123 with respect to these options.

8. We note from page II-9 of your MD&A that you believe your
50.06%
ownership in Cortech is your primary business. Please tell us, and revise your disclosure in Note 4 to state the nature of the operations of Cortech.

Note 6.  Kent Educational Services, Inc.

9. We note that in 2004 you acquired a 60% controlling interest in the
Academy and have recorded the interest as an "other asset" because it is in "formation stage." Please tell us whether the Academy had any operations during 2004 and your basis for recording the 60% controlling interest as an "other asset" as of December 31, 2004. Additionally, we note that as of March 31, 2005 you have consolidated the Academy and recorded goodwill in connection with the consolidation. Please tell us what led to your decision in the first quarter 2005 to consolidate the Academy. Please include the factors that resulted in recognition of goodwill, the date at which the consolidation took place, and provide a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. See paragraphs 51 and 52 of SFAS No. 141. Also revise to include the pro forma disclosures required by paragraph 54 of SFAS No. 141. We may have further comment upon receipt of your response.

Note 7. Income Taxes

10. Please tell us and revise the notes to your financial statements to explain why you have established a deferred tax asset valuation allowance for essentially all of Cortech`s deferred tax assets associated with net operating losses and credits as indicated by the disclosures on page F-13.

Note 8.  Sale of Building

11. We note from page II-5 of your MD&A that you sold your headquarters building in 2004 and are currently leasing your required office space in the same location. Please tell us how you evaluated the criteria for recognizing a gain in relation to a sale and leaseback, as outlined in paragraph 3 of SFAS No. 28. Additionally, please tell us and revise your disclosure to state the terms of the leasing arrangement and the rental expense for 2004. If the lease has terms in excess of one year, also disclose the future minimum rental payments required as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years.

Note 16.  Unaudited ProForma Financial Information

12. We note that you present unaudited proforma financial information for the acquisition of Cortech and disposition of Winston. Please revise the information to describe in further detail the terms of the transactions reflected in the pro forma financial information. Also, please revise to separately describe each adjustment with a footnote explanation discussing the nature of the adjustment and how the amount was calculated or determined. The explanations should also indicate if the adjustment relates to the acquisition of Cortech or disposition of Winston. Refer to the guidance outlined in Article 11 of Regulation S-X. Additionally, we believe that you may be required by
Rule 310(c) of Regulation S-B to include financial statements of Cortech in a report on Form 8-K. Please revise your filing to include those financial statements for the periods required in Rule 310(c)(2)
of Regulation S-B or alternatively, tell us why you do not believe you are required to file such financial statements.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please file your response to these comments via Edgar within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Ms. Sue Ann Merrill
Kent Financial Services, Inc.
July 27, 2005
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